ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

August 21, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ken Ellington, Anu Dubey

Re:	DoubleLine Yield Opportunities Fund (the “Fund”)

File No. 811-23476

Dear Mr. Ellington and Ms. Dubey,

Thank you for your oral comments provided on July 10, 2023 and July 18, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on June 29, 2023.

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 1. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by DoubleLine Capital LP or its affiliates, each of which is governed by its own registration statement.

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Division of Investment Management	- 2 -	August 21, 2023

Accounting Comments

Fee Table

1.	Comment: In the line item for “Management Fees,” please disclose the management fees as a percentage of the Fund’s net assets.

Response: The Fund has made the requested change.

2.	Comment: In the line item for “Administration Fees,” please disclose the administration fees as a percentage of the Fund’s net assets.

Response: The Fund has made the requested change.

3.	Comment: Please confirm whether the amount presented in the line item “Other Expenses” is accurate or update as necessary.

Response: The Fund has updated the disclosure accordingly.

4.	Comment: Please confirm in correspondence that the interest rate used to calculate the “Interest Expense on Borrowed Funds” is current given the current interest rate environment.

Response: In light of the unpredictability of future market interest rates, the Fund believes that populating the fee table based on actual interest payments during the most recent reporting period, as contemplated by Form N-2, is reasonable. In response to the Staff’s comment, however, the Fund has added the following footnote to the “Interest Expense on Borrowed Funds” line item:

Interest Expense on Borrowed Funds represents the Fund’s annualized interest expense based on the Fund’s total borrowings as of March 31, 2023 and the interest rate applicable on that date. The Fund’s credit facility is subject to floating interest rates and, therefore, the actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings, variations in market interest rates and/or the Fund’s borrowings outstanding. If the Fund were to engage in greater levels of borrowings or pay higher interest rates in connection with such borrowings, the actual Interest Expense on Borrowed Funds incurred as a percentage of net assets would be higher than that shown in the table.

5.	Comment: Please update the expense example to reflect the 1.00% of sales load to be paid by investors.

Division of Investment Management	- 3 -	August 21, 2023

Response: The Fund has made the requested change.

6.	Comment: Please ensure that the changes made to the fee table are reflected in the expense example.

Response: The Fund has updated the disclosure accordingly.

Disclosure Comments

Cover

7.

Comment: The second to last sentence of the first paragraph of page (ii) states: “The Fund may also invest without limit in securities issued or guaranteed by the U.S. Government or its agencies, instrumentalities or sponsored corporations; however, the Fund invests substantially in debt securities and other income-producing investments that involve substantially greater credit risk than those investments.” Please clarify what the underlined portion of the disclosure means.

Response: The Fund has made the requested clarification.

Prospectus Summary

8.

Comment: The first sentence under “Investment Objective and Strategies” states: “The Fund may invest indirectly by investing in derivatives or through wholly-owned and controlled subsidiaries (each, a “Subsidiary”) . . .” Please revise the definition of “Subsidiary” to only include any entity that primarily engages in investment activities in securities or other assets that is either (1) wholly owned by the Fund or (2) primarily controlled by the Fund. If the Fund decides to limit the definition of “Subsidiary” to only include wholly owned subsidiaries, please disclose that the Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than wholly owned subsidiaries of the Fund.

Response: The Fund has made the requested change.

9.

Comment: The staff notes the subsection “Principal Investment Strategies” on page 3. If the Fund invests in contingent convertible securities (“CoCos”) as a principal strategy of the Fund, please add a description of CoCos in this section and disclose corresponding risks in “Principal Risk Factors.”

Response: The Fund confirms that it does not invest in CoCos as a principal strategy. Accordingly, no additional disclosure in the principal investment strategy or risk section will be made at this time.

Division of Investment Management	- 4 -	August 21, 2023

10.

Comment: The staff notes the reference to the section of the Fund’s most recent annual report on Form N-CSR entitled “Investment Objective and Strategies – Principal Risk Factors” under the subsection “—Principal Risk Factors.” Now that the Fund has been operating for three years, please consider whether “Limited Prior History” still needs to be included as a principal risk of the Fund.

Response: The Fund has considered the staff’s comment and believes the above-mentioned disclosure remains appropriate for the Fund. The Fund will reconsider this disclosure change for its annual report for the fiscal year ended September 30, 2023.

Fee Table

11.

Comment: The second sentence of the first paragraph under “Summary of Fund Expenses” states: “The table reflects the use of leverage in the form of borrowings (e.g., loans, lines of credit) in an amount equal to [ ]% of the Fund’s total assets (including the amounts of leverage obtained through the use of such instruments and/or borrowings), and shows Fund expenses as a percentage of net assets attributable to Common Shares.” Please also disclose the Fund’s use of leverage as a percentage of the Fund’s net assets.

Response: The Fund has made the requested change.

Statement of Additional Information

12.

Comment: Regarding the statement on page 114, “Copies of the written Proxy Policy are available by calling . . . ,” the staff notes the Proxy Policy also appears to be attached as Appendix B. If true, please state so here.

Response: The Fund has made the requested change.

Part C

13.	Comment: Regarding Item 25 exhibits, please file the actual investment management agreement and the subsidiary investment management agreement, and not the forms of.

Response: The Fund confirms that it has filed as an exhibit to Amendment No. 1 the Fund’s executed investment management agreement. Regarding the form of subsidiary investment management agreement, the Fund has not entered into such an agreement to date, so it has been included as a “form of” agreement.

14.	Comment: Regarding Item 25(l), please confirm that the legality opinion will be consistent with Staff Legal Bulletin 19.

Response: The Fund so confirms.

Division of Investment Management	- 5 -	August 21, 2023

15.

Comment: The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference the Registration Statement. Please execute and file new Powers of Attorney with Amendment No. 1 authorizing the filing of this Registration Statement. See Rule 483(b) under the Securities Act.

Response: The Fund believes that the Powers of Attorney on file with the SEC comply with Rule 483(b) in that it specifically contemplates registration statements on Form N-2 and are consistent with powers of attorney used by other registrants within the industry. Accordingly, the Fund respectfully declines to file new Powers of Attorney at this time.

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We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Jeremy Smith at (617) 951-7114.

Very truly yours,

/s/ Michelle Huynh

Michelle Huynh

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.